Filed by Telecom Argentina S.A. pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Nortel Inversora S.A.
Filer’s Commission File Number:  001-13464
Subject Company’s Commission File Number:  001-14270
Date: July 19, 2017

Communication Regarding the Reorganization

This communication contains an English translation of Annex IV to the Preliminary Merger Agreement (Compromiso Previo de Fusión), dated as of June 30, 2017, between Telecom Argentina S.A. (“Telecom”) and Cablevisión S.A. (“Cablevisión”), containing the proposed amendments to Telecom’s bylaws (estatutos) approved by the Board of Directors of Telecom on June 30, 2017 and to be adopted in connection with the merger between Telecom and Cablevisión, subject to the approval of the shareholders of Telecom (such annex, attached herein as Exhibit 1).

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that Telecom will file with the U.S. Securities and Exchange Commission (“SEC”). Telecom intends to file a first amendment to its registration statement on Form F-4 (and may later file amendments thereto) with the SEC with respect to Telecom’s proposed absorption of Nortel Inversora S.A. (“Nortel”), Sofora Telecomunicaciones S.A. and Telecom Personal S.A. (the “Reorganization”). Telecom may also file other documents with the SEC regarding the Reorganization. THE AMENDED PROSPECTUS THAT WILL BE FILED WITH THE REGISTRATION STATEMENT ON FORM F-4 WILL CONTAIN IMPORTANT INFORMATION. TELECOM AND NORTEL SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF TELECOM AND NORTEL SECURITIES SHOULD CONSIDER. The prospectus and certain other Reorganization documents will be made available to all holders of Telecom and Nortel shares at no expense to them. The Reorganization materials will be made available for free at the SEC’s website at www.sec.gov.

In addition to the prospectus, Telecom and Nortel have filed annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Telecom and Nortel at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Telecom’s and Nortel’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. Additional copies may be obtained for free by contacting Telecom at Alicia Moreau de Justo 50, City of Buenos Aires, Argentina (C1107AAB), Attention: Solange Barthe Dennin, telephone + (54-11) 4968-3628 and Nortel at Alicia Moreau de Justo 50, City of Buenos Aires, Argentina (C1107AAB), Attention: Maria Blanco Salgado, telephone + (5411) 4968-3631.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on Telecom’s and Nortel’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” and similar expressions are intended to identify forward-looking statements. Statements regarding the Nortel’s and Telecom’s future performance, revenues, income, earnings per shares, dividends, liquidity and capital structure and the synergies expected from the Reorganization are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Forward-looking statements speak only as of the date they are made. Undue reliance should not be placed on such statements. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TELECOM ARGENTINA S.A.

TABLE OF CONTENTS

Exhibit
1.

English translation of Annex IV of the Preliminary Merger Agreement (Compromiso Previo de Fusión) between Telecom Argentina S.A. and Cablevisión S.A., dated as of June 30, 2017, containing the proposed amendments to the bylaws (estatutos) of Telecom Argentina S.A.